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                    FORM OF FOLLOW-UP NOTICE TO SHAREHOLDERS
                                 URGENT NOTICE

                                                                          , 1998

Dear Holder of Trust Preferred Securities:

     We have attempted to contact you by telephone to discuss important issues relating to your 9.06% Trust Originated Preferred Securities (Liquidation Amount $25 per Trust Preferred Security) of Capita Preferred Trust. To date we have been unable to reach you by phone.

     It is extremely important that we discuss this matter with you. We would appreciate it if you would take a moment and please call during business hours our Information Agent, Georgeson & Company Inc. at (800) 223-2064.

     Thank you for your interest in the affairs of Capita Preferred Trust. I appreciate your cooperation.

                                           Sincerely,





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